

June 1, 2011

<u>Via Facsimile</u>

Ms. Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.
33 Coffee Lane
Waterbury, Vermont 05676

> **Re: Green Mountain Coffee Roasters, Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2010**
> **Filed December 9, 2010**
> **Form 10-Q for the Thirteen Weeks Ended December 25, 2010**
> **Filed February 3, 2011**
> **Form 10-Q for the Thirteen Weeks Ended March 26, 2011**
> **Filed May 3, 2011**
> **Response Letter Dated May 13, 2011**
> **File No. 1-12340**

Dear Ms. Rathke:

        We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Thirteen-Weeks Ended March 26, 2011

Financial Statements

Unaudited Consolidated Statements of Cash Flows, page 6

1.   We note that you have adjustments on your Statements of Cash Flows for sales returns of $5.2 million during the twenty six weeks ended March 26, 2011 and $27.5 million during the thirteen week period ended December 26, 2011, implying that you recorded a reversal

of expense of $22.3 million during the thirteen weeks ended March 26, 2011. Please address the following points:

- Tell us where you recorded the reversal in the income statement for the thirteen weeks ended March 26, 2011 and identify the segment to which it pertains.

- Also submit details about the circumstances arising during the quarter which led you to record the reversal and explain why you have not disclosed this information in your filing.

Closing Comments

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.   Please contact Caroline Kim at (202) 551-3878 or, in her absence, Alex Ledbetter at (202) 551- 3317 or me at (202) 551- 3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director